

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 28, 2018

Via E-mail
Neil Reithinger
President and Chief Executive Officer
Sustinere Holdings, Inc.
14201 N. Hayden Road, Suite A-1
Scottsdale, AZ 85260

> **Re: Sustinere Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 1, 2018**
> **File No. 333-223376**

Dear Mr. Reithinger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   Please revise for clarity as to the duration. For instance, the company discretion would appear to allow a duration beyond the disclosure provided. Please revise to comply with Rule 415(a)(2) of Regulation C.

Plan of Distribution page 17

3.   Based upon your description in this section and the escrow agreement filed as an exhibit, it is unclear that your proposed escrow arrangements comply with the requirements of Rule 419(b)(1)(i), such as the requirement that the escrow account be maintained by an insured depositary institution, to receive the proceeds of the offering and the securities or how the funds will be held for the benefit of the purchasers named and identified in accordance with section 330.1 of the regulations of the Federal Deposit Insurance Corporation. Section 1 of the escrow agreement and your disclosure in the prospectus appears to provide that the account shall be maintained by Brinen & Associates, LLC who does not appear to qualify as an insured depositary institution. Please revise your escrow arrangements to comply with the requirements of Rule 419(b)(1)(i) and (ii) as applicable.

Certain Relationships and Related Transactions, page 31

4.   Please disclose the dollar amount of the expenses paid by the related parties, as required by Item 404(a)(3) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

5.   Please disclose the exemption relied upon for the securities sold to the accredited investors and disclose the facts supporting your reliance upon the exemption, as required by Item 701(d) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Joshua Brinen, Esq.